Richard B. Aldridge
215.963.4829
raldridge@morganlewis.com
January 20, 2011
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance
Re:	Eurand N.V. Schedule 14D-9/A Filed on January 13, 2011 File No. 005-82904
Dear Mr. Duchovny:
On behalf of Eurand N.V. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 14, 2011 to Timothy Maxwell with respect to the Company’s Solicitation / Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”).
Where indicated below, changes made in response to the Staff’s comments have been included in Amendment No. 2 to the Original Schedule 14D-9 (“Amendment No. 2”), which is being filed contemporaneously with this response.
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Original Schedule 14D-9, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in Amendment No. 2. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2011

Additional Information — Projected Financial Information, page 38
1.	We note your response to prior comment 4 and we reissue it. As you state in your response, the disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Schedule 14D-9; thus, the reference to the C&DI is unrelated. We also disagree with your policy argument and your reading of Rule 100(a)(3) of Regulation G. Thus, revise your disclosure to provide the reconciliation required by Rule 100(a) of Regulation G.

Response: Amendment No. 2 provides the reconciliation required by Rule 100(a) of Regulation G. Amendment No. 2 restates in its entirety the subsection titled “Projected Financial Information” on pages 38-40 of the Original Schedule 14D-9 as marked below against Amendment No. 1 to the Original Schedule 14D-9, as filed with the Commission on January 13, 2011:
Projected Financial Information.
     The Company does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Parent. In addition, the Company provided the same information to its own financial advisors. The Company’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
     The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, the projections reflect management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. The Company management prepared the projections to reflect its best currently available estimates and judgments as to the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; development of new products; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.
          The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events
(or in the case of projected financials for 2010, the actual results of that fiscal

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2011

year)
, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Parent and its financial advisors.
          The Company’s shareholders are cautioned not to place undue reliance on the projected information provided in this Schedule.
PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that it is a widely accepted and useful financial indicator of the Company’s performance. Management believes EBITDA assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain costs that are material in amount, such as interest, taxes, depreciation and amortization, which are necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities.

(2)	EPS means earnings per share.
          Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.
          These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the SEC web site at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Eurand’s 2009 Annual Report on Form 20-F.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2011

          The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.
          Reconciliation between Net Income and EBITDA
          EBITDA should not be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between the Company’s projections of EBITDA and projections of net income, a financial measurement prepared in accordance with GAAP, is set forth below.

	2010	2011	2012	2013	2014
	($in millions other than per share amounts)
Net Income	4.3	22.2	31.9	39.9	47.7

Taxes	4.0	14.8	17.2	21.5	25.8

Interest Income	(0.7)	(0.8)	(0.9)	(1.3)	(1.6)

Depreciation	9.0	9.0	9.0	9.0	9.0

Amortization	1.6	1.5	1.5	1.5	1.5

EBITDA	18.2	46.7	58.7	70.6	82.4

*****************************************

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2011

If you have any questions, please feel free to contact me at (215) 963-4829 or Joanne R. Soslow at (215) 963-5262.
Very truly yours,
Richard B. Aldridge
enclosures
cc:	Joanne R. Soslow and Timothy Maxwell, Morgan, Lewis & Bockius LLP
George J. Sampas, Sullivan & Cromwell LLP Jonathan M. Grandon, Ropes & Gray LLP

January 20, 2011
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance
Re:	Eurand N.V. Schedule 14D-9/A Filed on January 13, 2011 File No. 005-82904
Dear Mr. Duchovny:
        In connection with your letter dated January 14, 2011 to Timothy Maxwell, counsel for Eurand N.V. (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.
Sincerely,
EURAND N.V.

By:	/s/ Manya Deehr
	Name:	Manya Deehr
	Title:	Chief Legal Officer